UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING
HELD ON DECEMBER 23, 2009

DATE, TIME AND PLACE:

December 23, 2009, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa – Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

To resolve on: (a) Distribution of dividends and interests on capital in the total amount of R$ 950,000,000.00, according to the proposal approved at the Board of Executive Officers´ Meeting held on December 16, 2009; (b) Issuance of Indemnity Letters to the Company’s managers; (c) Formation of joint venture with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda., in order to explore, develop and market services of capture and processing of transactions involving credit and/or debit cards, in the Brazilian market; (d) Proposal of grant of Purchase Option Plan for Certificate of Depositary Shares (“Units”) of the Company and Long-Term Incentive Plan – Investment in Company’s Units for managers and managerial employees of the Company and companies controlled thereby; (e) Proposal of calendar for the meetings of the Board of Directors for the year of 2010; and (f) Proposal of Internal Regulations of the Board of Directors.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without the signatures of the Directors.

Next, after examination and discussion of the matters of the agenda, and based on the documents presented to the Directors, which shall be kept on file at the Company’s main place of business, the following resolutions were unanimously APPROVED, without any restriction:

(a) Pursuant to article 17, item X, of the Company’s Bylaws, the Board of Executive Officers´ Proposal, according to meeting held on December 16, 2009, at 10:00 a.m., for distribution, ad referendum of the Annual Meeting to be held in 2010, of: (a.1) Intermediary dividends, pursuant to article 35, III, of the Company’s Bylaws, based on the profits verified in the 1st semester of the fiscal year of 2009, in the amount of R$ 327,400,000.00 (three hundred and twenty-seven million, four hundred thousand Reais), corresponding to R$ 0.7838830289 per lot of one thousand (1,000) common shares, R$ 0.8622713318 per lot of one thousand (1,000) preferred shares, and R$ 86.2271331795 per lot of one thousand (1,000) Units; (a.2) Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on November 30, 2009, in the amount of R$ 422, 600,000.00 (four hundred and twenty-two million, six hundred thousand Reais), corresponding to R$ 1.0118172511 per lot of one thousand (1,000) common shares, R$ 1.1129989763 per lot of one thousand (1,000) preferred shares, and R$ 111.2998976255 per lot of one thousand (1,000) Units; and (a.3) Interests on the Company’s capital, related to the 2nd semester of 2009, in the gross amount of R$ 200,000,000.00 (two hundred million Reais), corresponding to R$ 0.4788534080 per lot of one thousand (1,000) common shares, R$ 0.5267387488 per lot of one thousand (1,000) preferred shares, and R$ 52.6738748800 per lot of one thousand (1,000) Units, which less the Income Tax Withheld at Source (“IRRF”), pursuant to the legislation in force, result in the net amount of R$ 0.4070253968 per lot of one thousand (1,000) common shares, R$ 0.4477279365 per lot of one thousand (1,000) preferred shares, and R$ 44.7727936480 per lot of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Board of Executive Officers´ Proposal, shareholders registered in the Company’s books at the end of the December 23, 2009, inclusive, shall be entitled to receive the Intermediary Dividends, Interim Dividends and Interests on Capital hereby approved. Therefore, as of December 24, 2009, inclusive, the Company’s shares shall be traded “Ex-Dividends/Interests on Capital”. The value of the Intermediary Dividends, Interim Dividends and Interest on Capital hereby approved shall be fully incorporated in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2009. The Board of Directors approved the change of the payment date of the Intermediary Dividends, Interim Dividends and Interest on Capital proposed by the Board of Executive Officers, so as it may be made on February 22, 2010, without any compensation as monetary correction. It was also stated that the payment of (i) interests on capital related to the period from January to April 2009, approved at the Meetings of the Board of Executive Officers and Board of Directors held on April 28, 2009; and (ii) interests on capital related to the period from May to June 2009, approved at the Meetings of the Board of Executive Officers and Board of Directors held on June 30, 2009, also be made on February 22, 2010, without any compensation as monetary correction. Finally, the Directors authorized the Board of Executive Officers to adopt the measures necessary for the publication of the relevant “Notice to Shareholders”, to release the resolutions made herein;

(b) The issuance of indemnity letters to the current and future Company’s managers, financial institutions and/or associations and/or non-financial companies directly or indirectly controlled by the Company based on the draft presented to the Directors, which shall remain on file at the Company’s main place of business. The purpose of the indemnity letter is to define the indemnity parameters assured to Company’s managers, financial institutions and/or associations and/or non-financial companies directly or indirectly controlled by the Company, by virtue of any loss suffered in the performance of their statutory duties;

(c) Pursuant to the Public Announcement of November 17, 2009, the Company is at an advanced stage of negotiations with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda., in order to explore, explore, develop and market services of capture and processing of transactions involving credit and/or debit cards, in the Brazilian market. Upon the completion of the negotiations, and according to article 17, item XIX of the Company’s Bylaws, the Directors authorized the Board of Executive Officers to adopt all measures required for the formation of the joint venture and the execution of the relevant agreements, particularly the Partnership Agreement, the Shareholders Agreement and the Processing Agreement;

(d) The proposal of grant of (d.1) Purchase Option Plan of Company’s Units, which has the purpose to grant purchase options of Units, each representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company to certain managers and managerial employees of the Company and companies controlled thereby, as per Attachment I to these Minutes (“Stock Option Plan”); and (d.2) Long-Term Incentive Plan – Investment in Company’s Units, the purpose of which is the payment of resources, in cash, by the Company to certain collaborators, including managers, managerial employees and other employees of the Company and companies controlled thereby (“Incentive Plan”), as per Attachment II to these Minutes. The said Plans will only be granted to their participants upon their approval by the Company´s Shareholders Meeting;

(e) The proposal of calendar for the meetings of the Board of Directors for the year of 2010, which shall be included in the Annual Calendar of the Company’s Corporate Events, to be timely announced; and

(f) The proposal of Internal Regulations of the Board of Directors, as per Attachment III to these Minutes.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, December 23, 2009. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa – Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the
Company’s Board of Directors.
_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 23, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President